
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

December 29, 2006

Mr. Danesh D. Varma
Chief Financial Officer
Canadian Zinc Corporation
650 West Georgia Street, Suite 1710
Vancouver, British Columbia V6B 4N9
Canada

> **Re: Canadian Zinc Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed July 3, 2006**
> **Response Letter Dated November 29, 2006**
> **File No. 0-22216**

Dear Mr. Varma:

We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

Operating and Financial Review and Prospects

Trend Information, page 42

1.   We have reviewed your response to prior comment number two and re-issue our prior comment in its entirety.

> "Please refer to paragraph 8(e) of SFAS 144, and tell us why you do not believe an impairment test associated with your capitalized property acquisition costs is warranted under US GAAP."

Please contact us at your earliest convenience to discuss.

Financial Statements

Note 3- Resource Interests

2.   We note your response to our prior comment number four and understand that
        you intend to amend your document to reflect the changes although you do not
        believe the changes are material. Please provide us with your analysis in support
        of your materiality conclusions. Please refer to SAB Topic 1:M, SAB Topic 1:N
        and SFAS 154. SAB Topic 1:M can be located on our website at:
        http://www.sec.gov/interps/account/sabcodet1.htm#1m. SAB Topic 1:N can be
        located on our website at: http://www.sec.gov/interps/account/sab108.pdf.

Engineering Comments

General

3.   We note your response to our previous comment six concerning your conclusion
        that your company is a development stage enterprise for Canadian GAAP
        purposes. Please expand your disclosure in your risk factors section to clearly
        explain the age of the feasibility study, the limited updating to date of your
        original study, and address the risks associated with using that information rather
        than information that was more recently prepared to form your conclusion that
        your project is in the development stage under Canadian GAAP.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        You may contact Kevin Stertzel at (202) 551-3723, or Jill Davis, Branch Chief, at
(202) 551-3683 if you have questions regarding comments on the financial statements
and related matters. You may contact Roger Baer, Mining Engineer, at (202) 551-3705
with questions about engineering comments. Please contact me at (202) 551-3740 with
any other questions.

Sincerely,

H. Roger Schwall
Assistant Director